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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Atlantis Plastics, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.10

(Title of Class of Securities)

049156102

(Cusip Number)

Anthony F. Bova
c/o Atlantis Plastics, Inc.
1870 The Exchange, Suite 200
Atlanta, Georgia 30339
(800) 497-7659

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.049156102

1.	Name of Reporting Person: Anthony F. Bova		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 5 herein.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 462,400

		8.	Shared Voting Power: 35,000

		9.	Sole Dispositive Power: 462,400

		10.	Shared Dispositive Power: 35,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 497,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.9

14.	Type of Reporting Person (See Instructions): IN

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Preliminary Statement
This Amendment No. 4 amends the Schedule 13D filed by Anthony F. Bova (the "Reporting Person") with the Securities and Exchange Commission on June 26, 1998, and as amended by Amendment No. 1 thereto on February 5, 1999, Amendment No. 2 thereto on December 7, 1999 and Amendment No. 3 thereto on February 13, 2002 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), of Atlantis Plastics, Inc. (the "Issuer"). This Amendment is being filed by the Reporting Person to reflect the automatic vesting of stock options that will occur within 60 day of December 31, 2002 of which underlying shares of Class A Common Stock the Reporting Person is deemed to be the beneficial owner pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.
Item 5 is hereby amended as follows:

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Item 5.	Interest in Securities of the Issuer
Item 5. Interest in Securities of the Issuer

     (a) As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 497,400 shares of Class A Common Stock consisting of: (i) 35,000 shares owned by the Reporting Person and his wife as tenants in common, and (ii) 462,400 shares as to which the Reporting Person has the right to acquire through the exercise of stock options available as of December 31, 2002 or within 60 days thereafter, which constitute approximately 8.9% of the shares of Class A Common Stock outstanding as of December 31, 2002 (as determined in accordance with Rule 13d-3(d) of the Act).

     (b) Except as described in subsection (a)(i) hereof, the Reporting Person possesses sole voting and sole dispositive power over the shares of Class A Common Stock owned by him.

     (c) Inapplicable.

(d) Except as described in subsection (a)(i) hereof, the Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by him.

(e) Inapplicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Anthony F. Bova

Name:	Anthony F. Bova

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Comm ission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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